Exhibit (a)(5)(F)

Symphony Investors LLC Announces Completion of Tender Offer for Shares of SUPERVALU Common Stock and Issuance by SUPERVALU of Shares of Common Stock to Symphony Investors LLC

NEW YORK, NY - March 21, 2013 — Symphony Investors LLC (“Symphony”) announced today that Symphony has completed its tender offer for up to 30% of the shares of common stock (the “Shares”) of SUPERVALU Inc. (NYSE: SVU) (the “Company”) outstanding as of immediately prior to 5:00 p.m., New York City time, on March 20, 2013 (the “Expiration Time”).  The depositary for the tender offer has advised Symphony that as of the Expiration Time, approximately 11,686,406 Shares were validly tendered and not validly withdrawn pursuant to the tender offer.  The tendered Shares represent approximately 5.5% of the Shares outstanding as of immediately prior to the Expiration Time.  Symphony has accepted for purchase in accordance with the terms of the tender offer all Shares that were validly tendered and not validly withdrawn prior to Expiration Time, and payment for such Shares will be made promptly, in accordance with the terms of the tender offer.

In addition, Symphony announced today that pursuant to the tender offer agreement between Symphony, the Company and Cerberus Capital Management, L.P. (“Cerberus”), the Company has issued to Symphony an aggregate of 42,477,692 Shares representing approximately 19.9% of the outstanding Shares immediately prior to the Expiration Time (the “Issuance”).  Concurrently with its acquisition of Shares pursuant to the tender offer and the Issuance, Symphony distributed 8,173,362 Shares representing approximately 3.2% of the outstanding Shares after giving effect to the Issuance to Kimvue Acquisition, LLC (“Kimvue”), one of the equity investors in Symphony and an affiliate of Kimco Realty Corporation, in connection with a redemption of Kimvue’s equity interests in Symphony (the “Kimco Distribution”).  Following the completion of the tender offer and the Issuance and after giving effect to the Kimco Distribution, Symphony holds an aggregate of 45,990,736 Shares representing approximately 18.0% of the outstanding Shares.

Forward-Looking Statements

This communication contains forward-looking statements.  Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as “believes,” “plans,” “anticipates,” “estimates,” “expects,” “intends,” “seeks” or similar expressions.  Forward-looking statements are based on current expectations about future events and are subject to risks, uncertainties and assumptions. You should not place undue reliance on forward-looking statements, which are based on current expectations, since, while Symphony believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove accurate. All forward-looking statements included in this communication are made as of the date hereof and, unless otherwise required by applicable law, Symphony undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Cerberus Capital Management, L.P.

Established in 1992, Cerberus Capital Management, L.P. is one of the world’s leading private investment firms. Cerberus has more than US $20 billion under management invested in four primary strategies: distressed securities & assets; control and non-control private equity; commercial mid-market lending and real estate-related investments. From its headquarters in New York City and large network of affiliate and advisory offices in the US, Europe and Asia, Cerberus has the on-the-ground presence to invest in multiple sectors, through multiple investment strategies in countries around the world.

Source: Symphony Investors LLC
Contact: Chris Hayden, Georgeson Inc. (212) 440-9850